SECU[illegible] 04018033 [illegible]MMISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40670

RECEIVED MAR 22 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FAIRFAX SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 N. LEE STREET, SUITE 314
(No. and Street)

ALEXANDRIA (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG EDEN 703-519-5772
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER & DUYS, LLLP
(Name — if individual, state last, first, middle name)

7315 WISCONSIN AVE STE225E, BETHESDA, MD 20814
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(Schedule I)
AT DECEMBER 31, 2003

Total stockholder's equity from balance sheet	$ 12,613
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	12,613
Add	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	12,613
Deductions and/or charges:	
A. Total non-allowable assets from balance sheet	-
B. Aged fails-to-deliver	-
C. Secured demand note deficiency	-
D. Aged short term security differences	-
E. Commodity futures contracts and spot commodities - proprietary capital charges	-
F. Other deductions and/or charges	-
Net capital before haircuts and securities positions	12,613
Haircut on securities	
A. Contractual securities commitments	-
B. Deficit in securities collateraizing secured demand notes	-
C. Trading and investment securities - money market fund	-
D. Undue concentrations	-
E. Other	-
Net capital	12,613
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital in excess of minimum requirements	$ 7,613
Total aggregate indebtedness liabilities from balance sheet	$ -
Ratio of aggregate indebtedness to net capital	-

FAIRFAX SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Cash	$ 13,863
Total Assets	$ 13,863

LIABILITIES

Accounts payable	$ 1,250
Total Liabilities	$ 1,250

STOCKHOLDER'S EQUITY

Common stock, no par value (5,000 shares authorized; 100 shares issued and outstanding)	1,000
Additional paid-in capital	18,769
Retained earnings	(7,156)
Total stockholder's equity	12,613
Total liabilities and stockholder's equity	$ 13,863

The accompanying notes are an integral part of these financial statements.

OATH OR AFFIRMATION

I, Charles Gregory Eden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfax Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Annetta Carrington

Notary Public

Annetta Carrington
Notary Public
State of Texas
My Commission Expires
OCTOBER 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wagner & Duys, LLLP
Certified Public Accountants
7315 Wisconsin Avenue, Suite 225 East
Bethesda, MD 20814
Tel: (301) 652-7014
Fax: (301) 652-1879
E-Mail: bhwagner@wagnerduys.com

NASD
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929

Re: Fairfax Securities Corporation
Annual Audit Report, Form X-17A-5

March 10, 2004

Dear Sir or Madam:

The abovementioned corporation received your attached letter regarding the computation of Net Capital. The original report included $1,250 of accounts payable in computing Net Capital (audit report of computation of Net Capital and balance sheet attached). Based on your letter and policy, the Net Capital should be increased by $1,250 from $7,613 to $8,863. We have attached the required documents and sent this package to the required recipients pursuant to question 131. We appreciate your time and efforts regarding this matter. If I can assist you further, please contact me at (301) 652-7014.

Sincerely,

Brad Wagner, CPA

W:\Clients\FAIRFAX SECURITIES\2003 Workpapers\nasdlett031004.doc

cm

March 8, 2004

NASD

Mr. Charles G. Eden
Fairfax Securities Corporation
218 North Lee Street
Alexandria, VA 22314

Dear Mr. Eden:

This will acknowledge receipt of your December 31, 2003 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed. If no material differences existed, a statement so stating should be submitted.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of NASD's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by March 22, 2004. In addition, a copy must be sent both to NASD, and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Eric T. Gray, Compliance Examiner, at (215) 963-2611.

Sincerely,

Justin B. Ettelson

Justin B. Ettelson
Supervisor of Examiners

JBE/ael
Enclosures

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Wagner & Duys, LLLP
Certified Public Accountant
7315 Wisconsin Avenue
Suite 225E
Bethesda, MD 20814